Moxey
Profit and Loss
January - December 2022

		Total
Income		
Community Income		1,679,223.42
Total Income	$	**1,679,223.42**
Gross Profit	$	**1,679,223.42**
Expenses		
Payroll Expenses		90,716.25
Contractor		502,686.37
Dues and Subscriptions		18,049.20
Fundraising		65,489.20
Advertising and Marketing		275,534.22
Depreciation Expense		19,919.00
Operating Expenses		10,266.80
Banking Expenses		6,264.52
Rent Expense		6,324.00
Computer and Internet Expenses		63,570.10
Professional Fees		88,557.60
Travel Expense		3,332.64
Taxes		35.00
Legacy Community Administrative Costs		1,342,003.45
Interest Expense		649.54
Total Expenses	$	**2,493,397.89**
Net Operating Income	-$	**814,174.47**
Other Income		
Other Income		1,318.47
Total Other Income	$	**1,318.47**
Net Other Income	$	**1,318.47**
Net Income	-$	**812,856.00**

Thursday, Apr 20, 2023 09:37:04 AM GMT-7 - Accrual Basis

Moxey
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	240,742.25
Total Accounts Receivable	$	1,709.32
Total Other Current Assets	-$	2,381.47
Total Current Assets	$	240,070.10
Total Fixed Assets	$	30,297.65
Total Other Assets	$	126,889.59
TOTAL ASSETS	$	397,257.34
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	$	138,754.87
Other Current Liabilities		
Payroll Liabilities		2,599.81
Direct Deposit Payable		716.47
Terminal Deposits		6,500.00
Moxey Community Loan Accounts		411,026.32
Moxey HQ Loan Account		243,800.00
Accounts Payable Clearing		327.26
Related Party Payable		825,125.00
Cash Reserve Deposits		45,419.49
Due To/From		-500.00
Tip Reconciliation		-30.00
Total Other Current Liabilities	$	1,534,984.35
Total Current Liabilities	$	1,673,739.22
Total Liabilities	$	1,673,739.22
Equity		
Retained Earnings		-2,631,460.16
Member Equity		2,167,834.28
Net Income		-812,856.00
Total Equity	-$	1,276,481.88
TOTAL LIABILITIES AND EQUITY	$	397,257.34

Moxey
Balance Sheet
As of December 31, 2022

	Total		
	As of Dec 31, 2022	As of Dec 31, 2021 (PY)	Change
Member Equity			0.00
Billy Heromans Flowers Inc	15,080.00		15,080.00
BizXchange Inc	50,000.00		50,000.00
Moxey I ED, a series of Wefunder SPV, LLC	154,009.01		154,009.01
Total Member Equity	$ 2,167,834.28	$ 1,948,745.27	$ 219,089.01

Moxey
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-812,856.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		219.43
Community Inventory		3,718.36
Accumulated Depreciation		19,919.00
Accounts Payable		-3,193.87
Payroll Liabilities		-103.58
Direct Deposit Payable		-25.96
Terminal Deposits		-9,100.00
Moxey Community Loan Accounts		210,700.00
Moxey HQ Loan Account		110,000.00
Related Party Payable		21,000.00
Cash Reserve Deposits		4,497.16
Due To/From		430.65
Tip Reconciliation		-111.36
Deferred Member Renewal Revenue		-15,857.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**342,092.75**
Net cash provided by operating activities	**-$**	**470,763.25**
INVESTING ACTIVITIES		
Security Deposits Asset		3,707.00
Net cash provided by investing activities	**$**	**3,707.00**
FINANCING ACTIVITIES		
Member Equity		219,089.01
Net cash provided by financing activities	**$**	**219,089.01**
Net cash increase for period	**-$**	**247,967.24**
Cash at beginning of period		488,709.49
Cash at end of period	**$**	**240,742.25**

Thursday, Apr 20, 2023 09:36:24 AM GMT-7

TradeAuthority LLC dba Moxey
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended 12-31-2022 and 12/31/2021

1. ORGANIZATION AND PURPOSE

TradeAuthority LLC (the "Company"), is a LLC organized under the laws of the State of Louisiana. The Company operates a retail barter network.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on 2022-12-31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2022-12-31, the Company's cash positions include its operating bank account.